Exhibit 99.1

Exodus Movement, Inc. and Subsidiary

For the Quarterly Period Ended March 31, 2021

Table of Contents
Exodus Movement, Inc. and Subsidiary

Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of Exodus’ financial condition and results of operations together with the consolidated financial statements and related notes that are included elsewhere in this quarterly report. This discussion contains forward-looking statements based upon current plans, expectations and beliefs that involve risks and uncertainties. Exodus’ actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors,” “Information Regarding Forward Looking Statements,” and in other parts of Exodus’ Offering Circular dated April 9, 2021.

Overview of Our Business
Our mission is to ignite an exodus from the traditional banking system by empowering people to secure, manage and use their crypto assets. On December 9, 2015, we launched the Exodus Platform for holding and using their crypto assets, and every two weeks since our launch, we have released new updates that continued to develop, build on and improve the Exodus Platform.

We believe that crypto assets should be easy to use and easy to understand. Crypto assets have the potential to profoundly change the way society does business, manages its wealth and even looks at money itself—but unlocking these possibilities first requires that crypto assets be made accessible and engaging, without technical jargon or complexities obscuring the core features, benefits and uses of crypto assets.

We are relentlessly focused on delivering the best customer experience in the blockchain and crypto asset industry. We have built a platform that brings together a simple, elegant and intuitive interface with powerful functionality—including support for over 100 crypto assets, integrations with seven crypto-to-crypto exchanges and integrations with third-party applications, such as Compound Finance and SportX.

We operate in the financial technology subsector of the greater blockchain and crypto asset industry and our customers are both experienced people and entities familiar with this technology and those new to financial solutions powered by blockchain technology and crypto assets.

We built the Exodus Platform to give our customers the power to quickly secure, control, and manage their digital wealth. Our platform allows our customers to store and access their crypto assets in a secure environment that only they control on their desktop and mobile devices while delivering a simple, elegant and intuitive experience. The trustworthiness of your bank’s online portal without service windows and clunky interfaces, the speed of centralized crypto exchanges without the risk of third-party custody – our customers have the best of both worlds in Exodus. The Exodus Platform allows our customers to leverage the power of crypto assets in an easy and straightforward way, without compromising privacy or the security of their funds.

Components of Results of Operations
Revenue
Exodus has entered into agreements with various third-party API providers whereby the provider is allowed to integrate their services into the Exodus Platform for use by users of the Exodus Platform. These integrations are known as APIs, and we earn revenue based on the API fees detailed in the associated API agreements. Most, but not all, of our revenue is earned on a transactional basis whereby users of the Exodus Platform access the services of the API providers through the API. Certain interactions generate API fees, and we track fees earned on a daily basis. Examples of services provided by API providers include cryptocurrency-to-cryptocurrency exchanges, fiat-to-cryptocurrency conversions, and cryptocurrency staking.

For transaction-based API fees, the transaction price is allocated per qualified interaction between the provider and the user and is paid by the provider. As each interaction occurs, we recognize revenue. With the majority of our revenue being transaction-based, our revenue can vary significantly based on the type and number of interactions that occur each day. We believe that there will be additional demand for the API services in the future as a greater number of people begin to use cryptocurrencies. We anticipate that proceeds from the API fees, if and when recognized as revenue under our current accounting policy (or if and when recognized as revenue under an appropriate future accounting policy) will continue to generate the majority of our revenue for the foreseeable future.

For non-transaction-based API fees, we recognize revenues based on when performance obligations in the underlying contracts have been identified, priced, allocated, and satisfied. No non-transaction-based fees were recognized until July 2020.

Cost of Revenues
Exodus’ costs of revenues are classified as software development, customer support, and security and wallet operations.

Software Development
Software development expenses represent costs incurred by Exodus for the development of the Exodus Platform, individual API integrations, as well as our application ecosystem, and include: related salaries and costs, fees paid to consultants and outside service providers. Our application ecosystem is still under development, and there are significant hurdles to overcome before critical components of the ecosystem become operational. As a result, we expect our software development expenses to increase over the next several years as we accelerate improvements to the user experience and functionality of the wallet, integrate new APIs services, and develop the Exodus ecosystem.

Customer Support
Customer support includes related salaries and costs, and fees paid to consultants and outside service providers. Exodus views customer support as an integral part of its product offerings and made significant investments in this area in 2019 and 2020. Further investments in customer support are expected later in the development of the Exodus ecosystem.

Security and Wallet Operations
Security and wallet operations expenses consist of development operations and security related activities. As the Exodus application ecosystem is still under development, Exodus expects security and wallet operations expenses to increase over the next several years as we accelerate improvements to the user experience and functionality of the wallet. We continually explore and evaluate ways to make the Exodus Platform and ecosystem more secure.

Operating Expenses
Exodus’ operating expenses are classified as general and administrative, and advertising and marketing, depreciation and amortization, and impairment of digital assets.

General and Administrative
General and administrative expenses consist of administrative, compliance, legal, investor relations, and financial operations and foreign currency gain or loss. They include office expenses, meals and entertainment costs, software/applications for operational use, and other general and administrative expenses, including but not limited to technology subscriptions, travel, utilities, and vehicle expenses. These expenses account for a significant portion of our operating expenses. We anticipate that our general and administrative expenses will increase in the future to support our continued growth, regulatory compliance, and the costs associated with increased reporting requirements.

Advertising and Marketing
Advertising and Marketing expenses include marketing and business development related activities consisting primarily of advertising, corporate marketing, public relations, promotional items, events and conferences and fees paid for software applications used for advertising and marketing. We have traditionally focused on low cost marketing channels and word-of-mouth advertising. However, more sophisticated marketing strategies are being explored to increase our outreach efforts; as such corresponding investments in advertising and marketing are expected to increase significantly.

Comparison of the results of operations for the quarter ended March 31, 2021 and 2020

Revenue

	Quarter ended March 31, (amounts in thousands)
	2021	2020	% Change
Revenue	$23,623	$2,930	706%

Revenue for the quarter ended March 31, 2021 was $23.6 million compared to $2.9 million for the quarter ended March 31, 2020, an increase of $20.7 million or 706%. The increase in total revenue was primarily driven by revenue from the exchange aggregation of $20.2 million, with two customers individually generating increases in revenue of $13.1 million and $5.4 million. New products and services, such as consulting, fiat on-boarding, and staking were implemented in 2020 and account for $0.5 million of the increase.

Software Development Expense

	Quarter ended March 31, (amounts in thousands)
	2021	2020	% Change
Software Development Expense	$1,406	$773	82%

Software development expenses for the quarter ended March 31, 2021 was $1.4 million compared to $0.8 million for the quarter ended March 31, 2020, an increase of $0.6 million or 82%. This growth was primarily due to $0.5 million of fiat onboarding expenses as well as an increase in hiring and associated compensation expenses of $0.04 million. This includes $0.2 million in general salary increases, which is offset by a decrease of $0.08 million of stock-based compensation and $0.1 million related to increased software capitalization due to change in development mix away from internal use projects.

Customer Support Expense

	Quarter ended March 31, (amounts in thousands)
	2021	2020	% Change
Customer Support Expense	$827	$353	134%

Customer support expenses for the quarter ended March 31, 2021 was $0.8 million compared to $0.3 million for the quarter ended March 31, 2020, an increase of $0.5 million or 134%. This growth was primarily due to an increase in hiring and the associated compensation expenses of $0.4 million.

Security and Wallet Operations Expense

	Quarter ended March 31, (amounts in thousands)
	2021	2020	% Change
Security and wallet operations expense	$1,357	$810	68%

Security and wallet expenses for the quarter ended March 31, 2021 was $1.3 million compared to $0.8 million for the quarter ended March 31, 2020, an increase of $0.5 million or 68%. This growth was primarily due to an increase in cloud infrastructure services expenditures of $0.3 million, in hiring and the associated compensation expenses of $0.07 million, and increased technology subscriptions of $0.13 million.

General and Administrative Expense

	Quarter ended March 31, (amounts in thousands)
	2021	2020	% Change
General and administrative expense	$1,519	$804	89%

General and administrative expenses for the quarter ended March 31, 2021 was $1.5 million compared to $0.8 million for the quarter ended March 31, 2020, an increase of $0.7 million or 89%. This growth was primarily due to an increase in hiring and associated compensation expenses of $0.4 million and an increase in legal and professional services expenditures of $0.3 million. The growth was also due to increases in equipment expense of $0.1 million as well as increases in technology subscriptions, office expenses and employee programs of $0.05 million. increases in recruiting expenses of $0.2 million.  The increases were partially offset by foreign currency translation losses of $0.5 million.

Advertising and Marketing Expense

	Quarter ended March 31, (amounts in thousands)
	2021	2020	% Change
Advertising and marketing expense	$2,871	$121	2,273%

Advertising and marketing expenses for the quarter ended March 31, 2021 was $2.9 million compared to $0.1 million for the quarter ended March 31, 2020, an increase of $2.8 million or 2,273%. This growth was primarily due to an increase in marketing expenses of $2.5 million and an increase in hiring and associated compensation expenses of $0.2 million.

Depreciation and Amortization

	Quarter ended March 31, (amounts in thousands)
	2021	2020	% Change
Depreciation and amortization	$804	$50	1,508%

Depreciation and amortization expenses for the quarter ended March 31, 2021 was $0.8 million compared to $0.05 million for the quarter ended March 31, 2020, an increase of $0.8 million or 1,508%. Fixed asset increases were driven by equipment purchases associated with additional headcount. Depreciation expense increased by $0.01 million and amortization expense increased by $0.8 million.

Impairment of Digital Assets

	Quarter ended March 31, (amounts in thousands)
	2021	2020	% Change
Impairment of digital assets	$1,677	$22	7,523%

Impairment of digital assets increased by $1.7 million for the quarter ended March 31, 2021 as holdings of digital assets increased and price volatility increased as the Company grew the digital assets holdings.

Gains on Sale or Transfer of Digital Assets

	Quarter ended March 31, (amounts in thousands)
	2021	2020	% Change
Gains on sale or transfer of digital assets	$3,782	$-	n/a

Gains on digital assets increased by $3.8 million for the quarter ended March 31, 2021.  This was primarily related to the sales of digital assets at a higher fair market value compared to the cost.

Interest Income

	Quarter ended March 31, (amounts in thousands)
	2021	2020	% Change
Interest income	$76	$13	485%

Interest income increased by $0.1 million for the quarter ended March 31, 2021 due to increased yields on certain holdings.

Liquidity and Capital Resources
Sources of Funds
Exodus has funded operations almost entirely through API Fee revenues.

The following table summarizes Exodus’s cash flows for the periods indicated:

	Quarter ended March 31, (amounts in thousands)
	2021	2020
Net cash provided by operating activities	$15,087	$1,282
Net cash used in investing activities	$(2,512)	$(367)
Net cash used in financing activities	$(1,695)	$(11)

Net Cash from Operating Activities
Net cash provided by operating activities for the quarter ended March 31, 2021 was $15.1 million. The Company had net income of $14.6 million for the quarter ended March 31, 2021 and $3.2 million income tax payable, which was partially offset by a $5.1 million increase in digital assets and a net gain of $2.0 on digital assets.

Net cash provided by operating activities for the quarter ended March 31, 2020 was $1.3 million. Prepaid expenses and accounts receivable were lower by $0.5 and $0.4 million for the quarter ended March 31, 2020, respectively

Net Cash from Investing Activities
Exodus’ investing activities have consisted primarily of purchases of fixed assets and the creation of internal use software. Net cash used by investing activities for the quarter ended March 31, 2021 was $2.5 million. This consisted of a $1.9 million purchase of an indefinite-lived asset, $0.2 million purchase of PP&E, as well as $0.4 million of internal use software.

Net cash used by investing activities for the quarter ended March 31, 2020 was $0.4 million. This consisted of a $0.4 million purchase of internal use software.

Net Cash from Financing Activities
Exodus’ primary financing activities for the quarter ended March 31, 2021 was for deferred offering costs.

Material Capital Commitments
Exodus currently has no material commitments for capital expenditures.

Off-Balance Sheet Arrangements
Exodus did not have any off-balance sheet arrangements during any of the periods presented.

Critical Accounting Policies and Estimates
See “Critical Accounting Policies and Estimates” set forth under “Management’s Discussion and Analyis of the Financial Condition and Results of Operations” of our Offering Circular dated April 9, 2021. There have been no material changes to our critical accounting policies and estimates since our Offering Circular dated April 9, 2021.

Employees and Human Capital Resource Management
Our employees are critical to our mission to ignite an exodus from the traditional banking system by empowering people to secure, manage and use their crypto assets.  Our key human capital management objectives are to attract, retain and develop the highest quality talent. To achieve these objectives, our human resources programs are designed to prepare our talent for critical roles and leadership positions for the future; reward and support employees through competitive pay and benefits; enhance our culture through efforts aimed at making the workplace more engaging and inclusive; and acquire talent and facilitate internal talent mobility to create a high-performing and diverse workforce.  As of March 31, 2021, we had the equivalent of approximately 130 full time employees (“FTEs”). Our FTEs are paid exclusively in Bitcoin. The majority of whom are employed in customer service and product development. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We have not experienced any work stoppages and we consider our relations with our employees to be good.

Our international personnel consist of approximately 85 independent contractors located in approximately 40 countries, including the following: Armenia, Australia, Barbados, Brazil, Bulgaria, Canada, the People’s Republic of China, Czech Republic, Dominican Republic, France, Germany, Greece, India, Ireland, Italy, Jamaica, Japan, Jordan, Kosovo, Mexico, New Zealand, Nigeria, Pakistan, Philippines, Poland, Portugal, Romania, Russia, the Kingdom of Saudi Arabia, Serbia, Singapore, Slovenia, South Africa, Spain, Thailand, Trinidad and Tobago, Taiwan, United Kingdom, Ukraine, and Uruguay.

Available Information
Our website is located at www.exodus.com, and our investor relations website is located at https://www.exodus.com/investors/. Our Annual Reports on Form 1-A, Semi-Annual Reports on Form 1-SA, and any other required reports, and any amendments to these reports, will be available through our investor relations website, free of charge, after we file them with the SEC. We will also provide a link to the section of the SEC’s website at www.sec.gov that has all of the reports that we file or furnish with the SEC.

We will webcast via our investor relations website our earnings calls and certain events we participate in or host with members of the investment community. Our investor relations website also provides notifications of news or announcements regarding our financial performance and other items of interest to our investors, including SEC filings, investor events, quarterly financials, press and earnings releases, and blogs. We also share news and product updates on our YouTube channel at www.youtube.com/channel/UCpwUeFzkWEEduSoxpil1UsA., which may be of interest or material to our investors.  The content of our websites are not incorporated by reference into this Quarterly Report or in any report or document we file with the SEC, and any references to our websites are intended to be inactive textual references only.

Other Information
Controls and Procedures

Changes in Internal Control over Financial Reporting
We rely extensively on information systems to manage our business and summarize and report operating results. In 2021, we will begin an implementation of a new ERP system, which will replace much of our existing core financial systems. The ERP system is designed to accurately maintain our financial records, enhance the flow of financial information, improve data management and provide timely information to our management team. The implementation is expected to occur in phases over the next year. There have been no changes in our internal control over financial reporting that occurred during the quarter ended March 31, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. However, as the phased implementation of the new ERP system continues, we will change our processes and procedures, which in turn, could result in changes to our internal control over financial reporting. As such changes occur, we will evaluate quarterly whether such changes materially affect our internal control over financial reporting.

Limitations on Effectiveness of Controls and Procedures
In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Legal Proceedings
For a description of our material pending legal proceedings, see Note 9 “Legal Proceedings”of the Notes to Consolidated Financial Statements included within the Financial Statements section of this Quarterly Report, which is incorporated herein by reference.

Risk Factors
Our operations and financial results are subject to various risks and uncertainties, including those described in , “Risk Factors” in our Offering Circular as filed on April 9, 2021, which could adversely affect our business, financial condition, results of operations, cash flows, and the trading price of our stock. There have been no material changes to our risk factors since our Offering Circular was filed on April 9, 2021

Financial Statements
Exodus Movement, Inc. and Subsidiary
Consolidated Balance Sheets
March 31, 2021 (unaudited) and December 31, 2020

ASSETS	March 31, 2021	December 31, 2020

	(unaudited)
	(Amounts in Thousands)
CURRENT ASSETS
Cash and cash equivalents	$12,772	$2,612
Accounts receivable	1,047	2,753
Prepaid expenses	2,307	3,894
Other current assets	4	3
Total current assets	16,130	9,262

OTHER ASSETS
Fixed assets, net	505	390
Digital assets, net	14,801	7,668
Software assets, net	1,896	2,248
Deferred offering costs	2,942	1,183
Indefinite-lived asset	1,945	-
Total other assets	22,089	11,489

TOTAL ASSETS	$38,219	$20,751

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable	$1,028	$443
Payroll liabilities	1,065	679
Taxes payable	3,531	338
Deferred revenue	-	77
Total current liabilities	5,624	1,537

LONG-TERM LIABILITIES
SAFE notes	-	538
Deferred tax liability	24	853
Total long-term liabilities	24	1,391
Total liabilities	5,648	2,928

STOCKHOLDERS' EQUITY

Preferred stock
$0.000001 par value, 5,000,000 shares authorized, no shares issued and outstanding	-	-
Class A Common Stock
$0.000001 par value, 32,500,000 shares authorized, no shares issued or outstanding for the quarter ended March 31, 2021 and no shares issued and outstanding for the year ended December 31, 2020	-	-
Class B Common Stock
$0.000001 par value, 27,500,000 shares authorized, 22,943,246 issued and outstanding for the quarter ended March 31, 2021 and 20,011,830 issued and outstanding for the year ended December 31, 2020	-	-

ADDITIONAL PAID IN CAPITAL	3,445	2,621

ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME	(472)	248

RETAINED EARNINGS	29,598	14,954
Total stockholders' equity	32,571	17,823

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$38,219	$20,751

Exodus Movement, Inc. and Subsidiary
Consolidated Statements of Operations and Comprehensive Income
Quarters Ended March 31, 2021 and 2020

	Quarter Ended March 31, 2021	Quarter Ended March 31, 2020
	(Amounts in Thousands, except per share data)

REVENUES	$23,623	$2,930

COST OF REVENUES
Software development	1,406	773
Customer support	827	353
Security and wallet operations	1,357	810
Total cost of revenues	3,590	1,936

GROSS PROFIT	20,033	994

OPERATING EXPENSES
General and administrative	1,519	804
Advertising and marketing	2,871	121
Depreciation and amortization	804	50
Impairment of digital assets	1,677	22
Total operating expenses	6,871	997

Income (loss) from operations	13,162	(3)

OTHER INCOME (EXPENSE)
Gain on sale or transfer of digital assets	3,782	-
Interest expense	-	(2)
Interest income	76	13
Total other income (expense)	3,858	11

Income before income taxes	17,020	8

INCOME TAX (EXPENSE)	(2,376)	-

NET INCOME	$14,644	$8

OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustment	(720)	-

COMPREHENSIVE INCOME	$13,924	$8

Basic net income per share:
Basic net income per share of common stock	$0.64	$0.00
Diluted net income per share of common stock	$0.57	$0.00
Weighted average shares and share equivalents outstanding
Basic	22,943	20,012
Diluted	25,653	22,749

Exodus Movement, Inc. and Subsidiary
Consolidated Statements of Changes in Stockholders’ Equity
March 31, 2021 (unaudited) and December 31, 2020

(Amounts in Thousands)	Class A Common Stock*	Class B Shares	Class B Common Stock	Additional Paid In Capital	Accumulated Other Comprehensive (Loss) Income	Retained Earnings	Total Stockholders’ Equity

BALANCES as of December 31, 2019	-	20,000	-	$1,308	$-	$6,777	$8,085

Stock based compensation	-	-	-	1,297	-	-	1,297

Exercised options	-	12	-	16	-	-	16

Foreign currency translation adjustment	-	-	-	-	248	-	248

Net income	-	-	-	-	-	8,177	8,177

BALANCES as of December 31, 2020	-	20,012	-	2,621	248	14,954	17,823

Stock based compensation	-	-	-	222	-	-	222

Exercised options	-	27	-	64	-	-	64

SAFE conversion	-	2,904	-	538	-	-	538

Foreign currency translation adjustment	-	-	-	-	(720)	-	(720)

Net income	-	-	-	-	-	14,644	14,644

BALANCES as of March 31, 2021 (unaudited)	-	22,943	$-	$3,445	$(472)	$29,598	$32,571

Exodus Movement, Inc. and Subsidiary
Consolidated Statements of Cash Flow
Quarters Ended March 31, 2021 and 2020

	Quarter Ended March 31, 2021	Quarter Ended March 31, 2020
	(Amounts in Thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$14,644	$8
Adjustments to reconcile net income to
Net cash provided by operating activities
Depreciation and amortization	804	49
Deferred tax benefit	(828)	-
Impairment of digital assets	1,677	-
Gain on sale or transfer of digital assets	(3,782)	-
Stock based compensation	222	286
Change in assets and liabilities:
Accounts receivable	1,706	412
Prepaid expenses	1,587	550
Other current assets	(1)	36
Digital assets	(5,028)	(159)
Accounts payable	585	27
Payroll liabilities	386	73
Income tax payable	3,192	-
Deferred revenue	(77)	-
Net cash provided by operating activities	15,087	1,282

CASH FLOWS FROM INVESTING ACTIVITIES
Indefinite-lived asset	(1,945)	-
Purchases of fixed assets	(151)	-
Development of software assets	(416)	(367)
Net cash used in investing activities	(2,512)	(367)

CASH FLOWS FROM FINANCING ACTIVITIES
Deferred offering costs	(1,759)	-
Payments on note payable	-	(11)
Exercise of stock options	64	-
Net cash used in financing activities	(1,695)	(11)

Change in cash and cash equivalents	10,880	904

Effects of exchange rate changes on cash	(720)	-

Cash and cash equivalents
Beginning of year	2,612	3,125
End of period	$12,772	$4,029

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest	$-	$2
Conversion of SAFE Notes	$538	$-

Notes to Consolidated Financial Statements
Exodus Movement, Inc. and Subsidiary
As of March 31, 2021 (unaudited) and December 31, 2020
and for the Quarters Ended March 31, 2021 and 2020 (unaudited)
(Amounts in Thousands)

1. Nature of Business and Summary of Significant Accounting Policies

Nature of Operations
Exodus Movement, Inc. and Subsidiary (“Exodus” or “the Company” or “we”) is a technology company incorporated in Delaware in July 2016 that has developed the Exodus Platform, which is an unhosted and non-custodial cryptocurrency software wallet for multiple types of cryptocurrency. We have created a non-custodial cryptocurrency wallet (meaning we never have any access to wallet holders’ crypto assets) and partnered with third parties to provide various services that utilize our wallet through our crypto app store. Exodus earns revenue from providers of these services, which include crypto to crypto exchanges, and the ability to earn rewards on crypto assets, with more to come in the future. We operate in the blockchain and crypto asset industry and our customers range from people completely unfamiliar to quite familiar with this technology. The Exodus Platform can currently be downloaded from the exodus.io website, the iOS app store, and the Google Play store.

Basis of Presentation and Principles for Consolidation
The accompanying consolidated financial statements of the Company are presented in U.S. Dollars in conformity with accounting principles generally accepted in the United States of America (“GAAP”). The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All material intercompany balances and transactions have been eliminated in consolidation.

The Company determines the consolidation for affiliated entities using Accounting Standards Codification (“ASC”) 810, Consolidation (“ASC 810”). ASC 810 requires consolidation if the reporting entity has a controlling financial interest in another entity, through voting interests or other means. We consolidate a variable interest entity (“VIE”) if it has the power to direct the activities that most significantly impact the VIE’s economic performance and if the reporting entity is the primary beneficiary of the affiliated entity. We have no VIEs for any of the periods presented. In March 2020, we incorporated a wholly owned subsidiary, Proper Trust AG (“Proper Trust”), based in Zug, Switzerland.

Use of Estimates
The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported revenue generated and expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions, including uncertainty in the current economic environment due to COVID-19. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

Foreign Currency Translation
The assets and liabilities of the Company’s subsidiary are translated into U.S Dollars at exchange rates in effect at the consolidated balance sheet date.  Income and expense items are translated at the average exchange rates prevailing during the period.  The effects of these translation adjustments are presented in the consolidated statements of stockholders’ equity and in the consolidated statements of operations and comprehensive income (loss).

Accumulated Other Comprehensive (Loss) Income
Accumulated other comprehensive (loss) income includes any gain or loss on foreign currency translation.

Cash and Cash Equivalents
Cash and cash equivalents primarily consist of cash, money market funds and short-term, highly liquid investments with original maturities of three months or less in which the Company is exposed to market and credit risk. The Company maintains its cash and restricted cash in bank deposit accounts which at times, may exceed federally insured limits. The Company has not experienced any losses in these accounts and does not believe it is exposed to any significant credit risk from cash.  In addition, the Company holds cash at licensed crypto currency exchanges.

Accounts Receivable
We record accounts receivable at the invoiced amount. We do not maintain an allowance for doubtful accounts to reserve for potentially uncollectible receivables as we have no history of past due payments or disputes with our current customers.

The term between invoicing and when payment is due is not significant.

Concentration of Credit Risk
The Company has two types of financial statement instruments subject to credit risk.  The Company maintains bank accounts in which the balances sometimes exceed the Federal Deposit Insurance Corporation (FDIC) limit of $250,000.  The Company’s receivables also subject the Company to credit risk.

Adoption of Accounting Standards
In August 2020, the FASB issued Accounting Standards Update (“ASU”) No. 2020-06, Debt --debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging --Contracts in Entity' Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity' Own Equity (“ASU 2020-06”), which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. The ASU also removes certain settlement conditions that are required for equity-linked contracts to qualify for the derivative scope exception, and it simplifies the diluted earnings per share calculation in certain areas. The Company adopted ASU 2020-06 on January 1, 2021. Adoption of the ASU did not impact the Company's financial position, results of operations or cash flows. The Company's management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU will require the measurement of all expected credit losses for financial assets, including account receivables, held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. The guidance is effective for annual reporting periods beginning after December 15, 2022 and interim periods within those fiscal years. The Company early adopted ASU 2016-13 as of January 1, 2020.  The adoption of this update did not have a material impact on our consolidated financial statements.

Fixed Assets
Fixed assets are recorded at cost less accumulated depreciation. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. Depreciation is calculated on a straight-line basis over the estimated useful lives of the respective assets, which generally range from 3-5 years for equipment and furniture and 8 years for vehicles.

Intangible Assets
Digital Assets
Digital assets are recorded at cost less impairment and are classified as indefinite-lived intangible assets. An intangible asset with an indefinite useful life is not amortized but assessed for impairment monthly, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted. For the quarters ended March 31, 2021 and 2020, impairment charges of $1.7 million and less than $0.1 million, respectively, were recorded in the consolidated statements of operations and comprehensive income.

Software Development Costs
The Company applies ASC 985-20, Software—Costs of Software to Be Sold, Leased, or Marketed, in analyzing our software development costs. ASC 985-20 requires the capitalization of certain software development costs subsequent to the establishment of technological feasibility for a software product in development. Software development costs associated with establishing technological feasibility are expensed as incurred. Technological feasibility is established upon the completion of a working model. Based on our software development process, the working model is almost immediately placed in service. As such, we have not capitalized any costs under ASC 985-20.

The Company applies ASC 350-40, Intangibles—Goodwill and Other—Internal Use Software, in review of certain system projects. These system projects generally relate to software not hosted on our users’ systems, where the user has no access to source code, and it is infeasible for the user to operate the software themselves. In these reviews, all costs incurred during the preliminary project stages are expensed as incurred. Once the projects have been committed to and it is probable that the projects will meet functional requirements, costs are capitalized. These capitalized software costs are amortized on a project-by-project basis over the expected economic life of the underlying product on a straight-line basis, which is typically three years. Amortization commences when the software is available for its intended use.

The Company accounts for website development costs in accordance with ASC 350-50, Website Development Costs. We capitalize internally developed website costs when the website under development has reached technological feasibility. We amortize these costs over an estimated life of three years.

Indefinite-Lived Asset
The Company applies ASC 350-30, Intangibles—Goodwill and Other, General Intangibles Other Than Goodwill in analyzing our indefinite-lived asset. ASC 350-30 requires that the cost included in the purchase of indefinite-lived asset, such as our domain name, should be recorded on the consolidated balance sheets.  The domain name does not have a definite life, therefore no amortization will be recognized on this asset. The Company will perform an annual impairment review of fair market value of this indefinite-lived asset.

Revenue Recognition
The Company applies the provisions of ASC 606 to determine the measurement of revenue and the timing of when it is recognized. Under ASC 606, revenue is measured as the amount of consideration we expect to be entitled to, in exchange for transferring products or providing services to our customers and is recognized when performance obligations under the terms of contracts with our customers are satisfied. ASC 606 prescribes a five-step model for recognizing revenue from contracts with customers: (1) identify contract(s) with the customer; (2) identify the separate performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the separate performance obligations in the contract; and (5) recognize revenue when (or as) each performance obligation is satisfied.

The Company recognizes various charges to application programming interface (“API”) providers which are based on user interactions conducted through APIs as revenue. Currently, the Company has API agreements with providers of cryptocurrency-to-cryptocurrency exchanges, fiat-to-cryptocurrency conversions, and cryptocurrency staking. The Company allows the providers to provide software services, which permit a user of our unhosted and non-custodial cryptocurrency software wallet to access the services of the provider through the APIs. Under the terms and conditions of the agreements, the Company and the providers have integrated the APIs into the Exodus Platform. In consideration for the integration by the Company of the APIs into the Exodus Platform software, API providers pay us an API fee for certain user interactions with API. These interactions are typically transactions of services between provider and a user, effected through the API.

Revenues from major API providers exceeding 10% of the total revenues for the quarter ended March 31, 2021 and 2020 were as follows (in thousands):

	Quarter Ended
	March 31, 2021	March 31, 2020
	(Amounts in Thousands)

Number of major API providers	2	3
Percentage of revenues	85.7%	90.3%
Amount of revenues	$20,253	$2,645

The following table presents our revenues disaggregated by geography, based on the addresses of our customers (in thousands):

	Quarter Ended March 31, 2021		Quarter Ended March 31, 2020
United States	$200	0.8%	$-	-%
EMEA(1)	941	4.0	36	1.2
APAC(1)	22,482	95.2	2,777	94.8
Other Americas(1)	-	-	117	4.0
Total revenues	$23,623	100.0%	$2,930	100.0%

(1) Regions represent Europe, the Middle East, and Africa (EMEA); Asia-Pacific (APAC); and Canada and Latin America (Other Americas)

The following table presents our revenues disaggregated by product (in thousands):

	Quarter Ended March 31, 2021		Quarter Ended March 31, 2020
Exchange aggregation	$23,098	97.8%	$2,928	99.9%
Consulting	220	0.9	-	-
Fiat on-boarding	200	0.8	-	-
Staking	86	0.4	-	-
Other	19	0.1	2	0.1
Total revenues	$23,623	100.0%	$2,930	100.0%

For transaction-based API fees, the transaction price is allocated per qualified interaction between the provider and the user. As each interaction occurs, we recognize revenue. With the majority of our revenue being transaction based, our revenue can vary significantly based on the type and number of interactions that occur each day.

For non-transaction-based API fees, the Company recognizes revenues based on performance obligations in the underlying contracts having been identified, priced, allocated, and satisfied.

The Company concluded that the contracts do not contain any significant financing components, as either much of the transaction consideration is variable, and is not substantially within the control of the Company or its customers, or the period between receipt of the funds and the satisfaction of performance obligations is largely within one year.

Cost of Revenues

Software Development
Software development costs consist primarily of payroll and related costs, fees paid to consultants and outside service providers. Most costs are expensed as incurred except for costs associated with Internal Use Software.

Customer Support
Customer support includes related salaries and costs, fees paid to consultants and outside service providers, and software or applications used for customer support. Customer support expenses are expensed as incurred.

Security and Wallet Operations
Security and wallet operations expenses consist of development operations and security related activities. Costs are primarily payroll and related costs, fees paid to consultants and outside service providers, and costs related to web hosting and maintaining servers. Most costs are expensed as incurred except for costs associated with internal use software

Operating Expenses
General and Administrative
General and administrative expenses consist of administrative, compliance, legal, investor relations, and financial operations. They include office expenses, meals and entertainment costs, software/applications for operational use, and other general and administrative expenses, including but not limited to technology subscriptions, travel, utilities, and vehicle expenses.

Advertising and Marketing
Sales and marketing costs are expenses associated with advertising, corporate marketing, public relations, promotional items, events and conferences and fees paid for software or applications used for advertising and marketing. Advertising and marketing expenses are expensed as incurred.

Stock-based Compensation
Stock-based compensation cost is estimated at the grant date based on the fair value of the option award and is recognized as expense ratably over the vesting period of the award. The assumptions used in calculating the fair value of stock-based awards represent the Company’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and the Company uses different assumptions, its stock-based compensation expense could be materially different in the future. The Company elected to account for its graded vesting awards on a straight-line basis over the requisite service period for the entire award.

Income Taxes
The Company uses the asset and liability method of accounting for deferred income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities at currently enacted tax rates.

These temporary differences primarily relate to net operating loss carryforwards available to offset future taxable income. Valuation allowances are established, if necessary, to reduce a deferred tax asset to the amount that will more likely than not be realized.

The Company recognizes tax liabilities from an uncertain tax position only if it is more likely than not that the tax position will not be sustained upon examination by the taxing authorities, based on the technical merits of the tax position. There are no uncertain tax positions that have been recognized in the accompanying consolidated financial statements. The Company is required to file tax returns in the U.S. federal jurisdiction and various states and local municipalities. The Company’s policy is to recognize interest and penalties related to uncertain tax benefits in operating expenses. The Company paid no penalties during the quarter ended March 31, 2021 or 2020.

Earnings per Share
The Company uses the if converted method to calculate earnings per share.  Basic net income per share was computed by allocating undistributed earnings to common shares and using the weighted-average number of common shares outstanding during the period.

Diluted net income per share was computed using the weighted-average number of common shares and, if dilutive, the potential common shares outstanding during the period. Potential common shares consist of the incremental common shares issuable upon the exercise of stock options. The dilutive effect of outstanding stock options is reflected in diluted earnings per share.

The following table set forth the computation of basic and diluted net income per share of common stock (in thousands, except per share amounts):

	March 31, 2021	March 31, 2020

Basic net income per share:
Numerator
Allocation of undistributed earnings	$14,644	$8
Denominator
Number of shares used in per share computation	22,943	20,012
Basic net income per share	$0.64	$0.00
Diluted net income per share:
Numerator
Allocation of undistributed earnings	$14,644	$8
Denominator
Number of shares used in basic computation	22,943	20,012
Weighted-average effect of dilutive securities
Stock options	2,710	2,737
Number of shares used in per share computation	25,653	22,749
Diluted net income per share	$0.57	$0.00

Risks Associated with Digital Assets

Private Key Security
We currently hold significant amounts of bitcoin and other digital assets, and security breaches, computer malware, and other computer hacking attacks could result in a loss of these assets with no adequate source of recovery. Cryptocurrency holdings are anonymous and have an association with a set of private keys. Control of these private keys are necessary to demonstrate ownership and control, transfer or sell our cryptocurrency holdings.

Although we take significant steps to secure these private keys, to help better ensure they are not destroyed or stolen, we—like any other holder of cryptocurrency—cannot guarantee that the loss, destruction, or theft of its private keys is not possible. In the event that we lose one or more of our private keys, one or more of those private keys are somehow destroyed, or one or more if our private keys are somehow stolen or disclosed to another party, we could lose access to our cryptocurrency holdings, or our cryptocurrency holdings could be stolen.

The majority of our cryptocurrency holdings are held in non-custodial wallets with a multi-signature private key set up. Any transfer of cryptocurrency requires the use of multiple private keys that are separately controlled and secured by executive officers and directors of Exodus. A single executive officer or director is unable, on his or her own, to transfer any of our cryptocurrency. We have policies and procedures in place in case of death or disability on the part of these executive officers and directors that vest control of the private keys in our board of directors including the safekeeping of backup private keys.

From time to time, we may use custodial services for exchanging or investing certain assets. Procedures for these services are similar to that of traditional banks. When available, we utilize enhanced security measures such as Whitelisting approved receiving addresses.

Market Volatility
The prices of digital assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect our results of operations. The prices of cryptocurrencies, such as bitcoin, and other digital assets have historically been subject to dramatic fluctuations, and in the event of a decline in value of bitcoin, our financial position, results of operations, and cash flows could be materially and adversely affected.

Digital Assets are Currently Unregulated
As of the date of these consolidated financial statements, digital assets are not subject to specific regulation. Accordingly, there are uncertainties related to the regulatory regimes governing blockchain technologies, cryptocurrencies, digital assets, and cryptocurrency exchanges, and new international, federal, state and local regulations or policies may materially adversely affect Exodus and the value of the Exodus Platform.

Cryptocurrency networks and blockchain technologies also face an uncertain regulatory landscape in many foreign jurisdictions, including (among others) the European Union, China, and Russia. Various foreign jurisdictions may, in the future, adopt laws, regulations or directives that affect Exodus. These laws, regulations or directives may conflict with those of the United States or may directly and negatively impact results of operations. The effect of any future regulatory change is impossible to predict, but any change could be substantial and materially adverse to Exodus, our results of operations, and adoption and value of the Exodus Platform.

Value of Crypto Assets
In December 2019, Association of International Certified Public Accountants (‘‘AICPA’’) produced a nonauthoritative practice aid titled, ‘‘Accounting for and auditing of digital assets.’’ The practice aid discusses initial classification, ongoing valuation and measurement, as well as sales of digital assets.

There is also no currently authoritative literature under GAAP that specifically addresses the accounting for crypto asset holdings, including digital assets like bitcoin. We have determined that crypto assets should be classified as intangible assets with indefinite useful lives; as such, they are recorded at their respective fair values as of the acquisition date. We do not amortize intangible assets with indefinite useful lives. We review indefinite-lived intangible assets at least monthly for possible impairment. We recognize impairment on these assets caused by decreases in market value based upon quoted prices for identical instruments in active markets. In addition, indefinite-lived intangible assets are reviewed for possible impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the indefinite-lived intangible assets below their carrying values.

2. Prepaid Expenses

The Company prepays certain expenses due to the nature of the service provided or to capture certain discounts. The table below shows a breakout of these prepaid expenses for the periods presented (in thousands).

	March 31, 2021	December 31, 2020

Prepaid cloud services	$1,063	$1,634
Marketing expenses	536	1,221
Accounting, consulting, and legal services	202	663
Prepaid software	214	347
Other	292	29
Total	$2,307	$3,894

3. Intangible Assets

Indefinite-Lived Asset
The Company purchased the exodus.com domain name in the first quarter of 2021 for $1.9 million. The Company considers the domain name to be an indefinite-lived asset so no amortization will be recognized. An annual review will be performed to ensure no impairment is needed.

Digital Assets
The Company uses bitcoin and other cryptocurrencies in the ordinary course of its business and includes them as digital assets on the consolidated balance sheets. The Company considers these digital assets to be intangible assets and record them at cost less impairment. Digital assets not directly exchanged from the Company’s U.S. Dollar holdings are valued based on publicly available pricing data obtained from a well-known pricing service. The Company tracks its digital assets on a first in, first out basis and evaluates daily holdings for impairment. Realized gains or losses on cryptocurrency transactions are calculated as the difference between the value received versus the lower of the initial cost or the impaired value of the units being disposed. During the quarters ended March 31, 2021 and 2020, impairment charges of $1.7 million and less than $0.1 million, respectively, were recorded in our consolidated statements of operations and comprehensive income. During the quarter ended March 31, 2021, realized gains of $3.8 million were recorded in our consolidated statements of operations and comprehensive income. During the quarter ended March 31, 2020, no gain was recorded in our consolidated statements of operations and comprehensive income.

The table below outlines the value of our digital assets based on publicly available rates as well as the book value.

	Bitcoin (BTC)
	March 31, 2021	December 31, 2020

Units	820	694
Book value (in thousands)	$14,287	$7,159
Market value (in thousands) (1)	$48,316	$20,141

	Ethereum (ETH)
	March 31, 2021	December 31, 2020
Units	1,614	1,613
Book value (in thousands)	$499	$498
Market value (in thousands) (1)	$3,096	$1,190

	Other Digital Assets
	March 31, 2021	December 31, 2020
Units	5,927	21,688
Book value (in thousands)	$15	$11
Market value (in thousands) (1)	$29	$15

(1) Market rate represents a determination of fair market value derived from publicly available information.

4. Fixed Assets, Net

Property and equipment, net, consisted of the following (in thousands):

	March 31, 2021	December 31, 2020

Computer equipment	$445	$294
Vehicles	255	255
Furniture and fixtures	18	18
Fixed assets, gross	718	567
Less: accumulated depreciation	(213)	(177)
Property and equipment, net	$505	$390

Depreciation expense was less than $0.1 million for both quarters ended March 31, 2021 and 2020.

5. Software Assets, Net

Software assets, net, consisted of the following (in thousands):

	March 31, 2021	December 31, 2020

Internal use software	$3,321	$2,904
Website	53	53
Software assets, gross	3,374	2,957
Less: accumulated amortization	(1,478)	(709)
Software assets, net	$1,896	$2,248

Amortization expense was approximately $0.8 million and less than $0.1 million for the quarters ended March 31, 2021 and 2020, respectively.

The following summarizes the future amortization expense (in thousands):

12 Months Ending March 31,
2021	$738
2022	698
2023	460
$1,896

6.  Simple Agreement for Future Equity

In 2016 and 2017, the Company recorded Simple Agreements for Future Equity (“SAFEs”) totaling $0.5 million as long-term debt. Management has determined that no conversion to equity is likely due to:

•	The Company’s operations have generated cash such that a Sale of Preferred Stock which would trigger an Equity Financing Event is not needed to fund operations.

•	The Company does not plan on participating in an IPO or any other event which would trigger a Change of Control.

As such, the Company valued only the debt component of the SAFEs and due to a lack of available inputs, fair market value was deemed to be the cost of the debt component. Until such time that one of the aforementioned events occurs, such SAFEs will remain classified as an outstanding liability for financial reporting purposes.

In February 2021, the Company’s SAFE holders converted all of the outstanding SAFEs into to 2,904,498 Class B shares of common stock.

7. Common Stock

As of March 31, 2021, the authorized capital of the Company consists of common stock of 32,500,000 Class A shares, of which no shares had been issued or outstanding with a $0.000001 par value, 27,500,000 Class B shares, of which 22,943,246 shares were issued and outstanding with a $0.000001 par value, and 5,000,000 of preferred stock, of which no shares had been issued or outstanding for the quarter ended March 31, 2021.

In August 2020, the Company’s outstanding common stock was split into A and B shares with previously issued shares and options being classified as Class B. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion rights. Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to ten votes per share and is convertible into one share of Class A common stock. On February 15, 2021, the Company effected a two-for-one stock split to shareholders of record as of February 15, 2021. All share, and per share or per option information has been retroactively adjusted to reflect the stock split.

Stock Based Compensation

Options Issued
Terms of our share-based compensation are governed by the 2019 Plan. The 2019 Plan permits the Company to grant non-statutory stock options, incentive stock options and other equity awards to Exodus employees, directors and consultants. The exercise price for options issued under the 2019 Plan is determined by the board of directors, but will be (i) in the case of an incentive stock option granted to an employee who owns stock representing more than 10% of the voting power of all classes of stock of Exodus, no less than 110% of the fair market value per share on the date of grant; or (ii) granted to any other employee, no less than 100% of the fair market value per share on the date of grant. The contractual life for all options issued under the 2019 Plan is 10 years. The 2019 Plan authorized grants to issue up to 3,000,000 options convertible into shares of authorized but unissued Class B common stock.

Options Valuation
We calculate the fair value of stock-based compensation awards granted to employees and nonemployees

	Quarter Ended March 31, 2021	Quarter Ended March 31, 2020

Expected dividend yield	0.00%	0.00%
Expected stock-price volatility	51.65%- 57.21%	51.65%- 55.05%
Risk-free interest rate	0.27% - 1.76%	1.58% - 1.76%
Term of options	5.25	5.31
Stock price	$2.39	$4.78

using the Black-Scholes option-pricing method. If we determine that other methods are more reasonable, or other methods for calculating these assumptions are prescribed by regulators, the fair value calculated for our stock options could change significantly. Higher volatility and longer expected lives would result in an increase to stock-based compensation expense to non-employees determined at the date of grant.

The material factors incorporated in the Black-Scholes model in estimating the fair value of the options granted for the periods presented were as follows:

•	Expected dividend yield. The expected dividend is assumed to be zero as we have never paid dividends and have no current plans to pay any dividends on our common stock.

•
Expected stock-price volatility. The expected volatility is derived from the average historical volatilities of publicly traded companies within our industry that we consider to be comparable over a period approximately equal to the expected term.

•
Risk-free interest rate. The risk-free interest rate is based on the U.S. Treasury yield in effect at the time of grant for zero coupon U.S. Treasury notes with maturities approximately equal to the expected term.

•
Expected term. The expected term represents the period that the stock-based awards are expected to be outstanding. Ours historical share option exercise experience does not provide a reasonable basis upon which to estimate an expected term because of a lack of sufficient data. Therefore, we estimate the expected term by using the simplified method provided by the SEC. The simplified method calculates the expected term as the average of the time-to-vesting and the contractual life of the options.

We will continue to use judgment in evaluating the expected volatility and expected terms utilized for our stock-based compensation calculations on a prospective basis. The following table summarizes stock option activities for the quarter ended March 31, 2021:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)

Outstanding as of December 31, 2020	2,737,008	$2.39	5.23
Granted	190,000	2.54	5.25
Exercised	26,918	2.39	5.25
Outstanding as of March 31, 2021	2,900,090	$2.39	5.25
Vested and exercisable as of
March 31, 2021	2,031,715	$2.39	5.25

We recognized stock-based compensation of approximately $0.2 million and $0.3 million for the quarters ended March 31, 2021 and 2020, respectively.

8. Income Taxes

The components of the income tax provision for the quarter ended March 31, 2021 and March 31, 2020 are as follows (in thousands):

Summary of current and deferred taxes	March 31,	March 31,
	2021	2020

U.S federal
Current	$2,984	$-
Deferred	(828)	-
Foreign Current	220	-
Income tax provision	$2,376	$-

The reconciliation between the statutory and effective tax rates as of March 31, 2021 and March 31, 2020 are comprised of the following:

Effective income tax rate reconciliation	March 31, 2021	March 31, 2020

Federal statutory rate	21.0%	21.0%
Permanent tax benefit	-7.9%	-2.8%
Tax credits	-0.3%	-2.0%
Other	0.0%	-3.5%
Effective tax rate for income from continuing operations	12.8%	12.7%

The tax effects of temporary differences and tax loss and credit carry forwards that give rise to significant portions of deferred tax assets and liabilities as of March 31, 2021 and December 31, 2020 are comprised of the following (in thousands):

Deferred tax assets (liabilities)	March 31, 2021	December 31, 2020

Prepaid expenses	$(170)	$(813)
Accounts receivable	(457)	(428)
Fixed assets	(69)	(43)
Capitalization software, net of amortization	(518)	(472)
Digital assets	118	97
Deferred revenue	12	16
Accounts payable	215	93
Accrued payroll and related expenses	224	143
Stock option expense	621	554
Net deferred tax liability	$(24)	$(853)

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and taxing strategies in making this assessment. Management believes it is more likely than not that the deferred tax assets will be realized. Accordingly, a full valuation allowance has not been established and deferred tax assets and related tax benefit have been recognized in the accompanying consolidated financial statements.

The Company has not identified any uncertain tax positions requiring a reserve as of March 31, 2021 and December 31, 2020.

9. Legal Proceedings

The Company is periodically involved in ordinary and routine litigation incidental to its business. The outcome of any such matters is not determinable as of the date of these consolidated financial statements.

10. Subsequent Events

Management has evaluated subsequent events occurring after the consolidated balance sheet date through the date of May 28, 2021, the date for which the consolidated financial statements were available to be released. Based upon this evaluation, Management has determined that no subsequent events have occurred other than noted below.

Exodus closed its Regulation A Public Offering on May 5, 2021.  The Company issued up to 2,733,229 shares of Class A Common Stock and raised $75.0 million in gross proceeds, the maximum amount qualified under the Company’s Offering Circular dated April 9, 2021.

On May 12, 2021, Exodus signed a contract with tZERO Technologies, LLC for approximately $0.3 million per year and approximately $1.0 million of shares that will vest ratably over a two-year period.  This contract provides a new revenue stream for the Company in securities trading.